SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025288


JUN 3 0 2003
181
SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-13565

ENCOMPASS 401 (k) SAVINGS AND RETIREMENT PLAN
(Full title of the plan)

ENCOMPASS SERVICES CORPORATION
3 Greenway Plaza, Suite 1900
Houston, Texas 77046
(Name of issuer of securities held pursuant to the plan and address of its principal executive office)

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Table of Contents

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Independent Auditors' Report

Plan Administrator
Encompass 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Encompass 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the financial statements, on November 19, 2002, Encompass Services Corporation (the Plan sponsor) filed for reorganization under the protection of Chapter 11 of the United States Bankruptcy Code. On May 28, 2003, the United States Bankruptcy Court entered an order approving the plan of reorganization which became effective on June 9, 2003. As discussed in note 11 to the financial statements, in conjunction with the bankruptcy filing the board of directors of the Plan sponsor voted on May 20, 2003 to terminate the Plan effective August 31, 2003. The financial statements and supplemental schedules do not include any adjustments that might result from the Plan's termination. The Plan's financial statements and supplemental schedules in all future years will be required to be presented on the liquidation basis of accounting.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule G, part III – schedule of nonexempt transactions for the year ended December 31, 2002 and supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Houston, Texas
June 27, 2003

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:		
Investments, at fair value	$ 247,496,557	291,352,982
Receivables:		
Employer's contributions	674,941	3,548,940
Participants' contributions	737,736	3,569,686
Loan repayments	90,749	—
Securities sales	96,077	—
Total receivables	1,599,503	7,118,626
Total assets	249,096,060	298,471,608
Liabilities:		
Excess contributions refundable	387,993	703,288
Net assets available for plan benefits	$ 248,708,067	297,768,320

See accompanying notes to financial statements.

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions to net assets attributed to:	
Investment income (loss):	
Net depreciation in fair value of investments	$ (48,853,120)
Interest and dividends	4,987,159
Total investment loss	(43,865,961)
Contributions:	
Employer's	13,306,528
Participants'	31,840,893
Rollovers	1,333,527
Total contributions	46,480,948
Transferred assets from other plans	2,247,504
Total additions	4,862,491
Deductions from net assets attributed to:	
Benefits paid to participants	45,421,710
Administrative expenses	532,470
Transferred assets to other plans	7,968,564
Total deductions	53,922,744
Net decrease in net assets available for plan benefits	(49,060,253)
Net assets available for plan benefits:	
Beginning of year	297,768,320
End of year	$ 248,708,067

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Encompass 401(k) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

(a) General

Encompass Services Corporation (the Company) is the Plan sponsor. The Plan was adopted on January 1, 1999. The Plan is a defined contribution plan for which contributions may be made by the Company and participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Several of the Company's subsidiaries previously maintained other qualified profit sharing and 401(k) plans which have merged into the Plan.

On November 19, 2002, the Company and all subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court of the Southern District of Texas. On May 28, 2003, the United States Bankruptcy Court entered an order approving the plan of reorganization, which became effective on June 9, 2003.

(b) Administration

The board of directors of the Company has appointed the Encompass 401(k) Fiduciary Plan Committee (the Committee) to serve as the Plan administrator. Among other duties, it is the responsibility of the Committee to construe and interpret the Plan, decide all questions of eligibility, and determine the amount and timing of any payments from the Plan.

Cigna Bank & Trust (the Trustee) has been appointed as trustee of the Plan. Connecticut General Life Insurance Company holds the assets of the Plan, and CIGNA Retirement and Investment Services serves as record keeper for the Plan.

(c) Eligibility

All hourly and salaried active employees regularly scheduled to work at least 30 hours per week who are over the age of 18 are eligible to participate in the Plan after 90 days of service, or one year for employees not regularly scheduled to work at least 30 hours per week. The Plan does not allow for labor union members to participate unless their collective bargaining agreement (or contract) provides for coverage under the Plan.

(d) Contributions

Employees hired after June 1, 2001 are automatically enrolled at a contribution rate of 2% of their compensation (as defined by the Plan document) in the Plan once the eligibility criteria are met, unless the employee elects to decline participation.

(Continued)

Participants of the Plan may elect to increase their contribution rate from 1% up to 15% of their compensation (as defined by the Plan document), subject to certain limitations under the Internal Revenue Code of 1986, as amended (IRC) ($11,000 per participant in 2002). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company elected to contribute 50% of the first 6% of compensation that a participant contributes to the Plan. The Company may make profit sharing contributions to the Plan in amounts determined by the Company. Each participating subsidiary independently determines the profit sharing contribution to be allocated to participants, if any.

(e) Participant Accounts

Each participant's account is credited with the participant's and Company's matching contributions and allocations of any discretionary contributions and Plan earnings or losses, net of administrative expenses. Allocations are based on participants earnings or account balances, as defined, the benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(f) Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. A participant is 100% vested in the Company's matching and profit sharing contribution portion of their accounts plus actual earnings thereon after completing one year of service, as defined in the Plan document. Additionally, participants will fully vest upon death, reaching the normal retirement age or becoming permanently and totally disabled. Subsequent to December 31, 2002, the Company determined that the Plan experienced a partial plan termination in 2002. All affected participants will receive full vesting back to September 1, 2002.

(g) Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options offered by the Plan. The Plan offers 15 pooled separate accounts, a guaranteed income fund and Encompass Services Corporation common stock. Prior to January 2000, participants were also able to direct contributions into CIGNA Direct, a self-directed brokerage account. However, additional contributions into CIGNA Direct were suspended as of January 2000. Participants may change their investment options at any time.

(h) Participant Loans Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding balance of their total Plan loans during the past 12 months, or 50% of their vested account balance. Loans are due within five years or up to 15 years if used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable and fair rate based on the prevailing rates charged by reputable financial institutions. Principal and interest are paid at least quarterly.

(Continued)

(i) Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or his or her beneficiary may elect to receive their vested interest in his or her account by a lump-sum in cash or common stock of the Company, if applicable, a rollover to another qualified distributee, or a combination of the above. Upon determination of financial hardship, as defined by the Plan document, participants may withdraw the vested amount of their contributions and the Company matching and discretionary contributions subject to certain restrictions.

(j) Forfeited Accounts

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $384,462 and $666,357, respectively. $626,026 of forfeitures were used by the Company to pay Plan expenses and reduce Company contributions during 2002.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements and the reported amounts of changes in Plan net assets during the reporting period. Actual results could differ from those estimates.

(c) Investments Valuation and Income Recognition

The Plan's investments are stated at fair value, based primarily on the quoted market values of the underlying securities. The Plan's Guaranteed Income Fund is stated at fair value, which approximates contract value. The Company's common stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) of investments are reported as net depreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(Continued)

(3) Investments

As of December 31, 2002 and 2001, the following investments were in excess of 5% of net assets available for plan benefits:

		2002
CIGNA Guaranteed Income Fund	$	98,882,390
Goldman Sachs Large Cap Growth Fund		24,711,786
Growth & Income/Multi-Manager Fund		13,248,559
INVESCO Dynamics Account		16,411,745
Janus Worldwide Account		18,019,712
State Street Global Advisor Intermediate Bond Account		16,570,599

		2001
CIGNA Guaranteed Income Fund	$	88,908,519
Growth & Income/Multi-Manager Fund		21,832,034
INVESCO Dynamics Account		26,140,843
Janus Worldwide Account		24,797,509
Putnam Charter Large Company Stock – Growth Fund		39,594,856

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(48,853,120) as follows:

Common stock	$	(125,861)
Encompass Services Corporation common stock		(7,395,421)
Mutual funds		(256,691)
Pooled separate accounts		(41,075,147)
	$	(48,853,120)

(4) Investment Contract with Insurance Company

The CIGNA Guaranteed Income Fund is classified as an unallocated insurance contract, not a guaranteed investment contract. This fund is considered a Declared Rate Fund and offers a full guarantee of principal and interest. Interest rates are declared in advance and guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The CIGNA Guaranteed Income Fund is not benefit-responsive due to certain withdrawal and transfer limitations under the contract. The average yield was 4.45% for the period from July 1, 2002 through December 31, 2002 and 4.80% for the period from January 1, 2002 through June 30, 2002.

(5) Risk and Uncertainties

The Plan provides for various investments in Company common stock, pooled separate accounts, a guaranteed income fund and other securities. Investment securities in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

(6) Encompass Common Stock

Each participant is entitled to exercise voting rights attributable to the Encompass common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries. See also note 11.

(7) Transferred Assets

During 2002, account balances of various acquired companies who had participated in plans sponsored by the acquired companies were merged into the Plan. Transfers from the acquired companies merged plans totaled approximately $2,247,504, as shown below:

		2002
AA Advance Air, Inc.	$	469,432
Costner Brothers Inc.		123,827
Encompass Electrical Technologies-Midwest		1,654,245
	$	2,247,504

In addition, during 2002, account balances of employees of companies who had participated in the Plan that were sold were transferred to a plan sponsored by the acquiring company. Accordingly, Plan assets of approximately $7,968,564 were transferred from the Plan to the acquiring companies' plans, as shown below:

		2002
Costa & Rihl Inc.	$	381,030
TRI-M Electrical Construction, LLC		6,756,375
Vermont Mechanical, Inc.		789,955
Other		41,204
	$	7,968,564

(Continued)

(8) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 15, 2003, the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(9) Related-Party Transactions

The Plan engages in transactions involving the acquisition or disposition of units of participation in funds managed by the Trustee of the Plan. The Plan also has investments in the Company's common stock. Therefore, these transactions qualify as parties in interest. These transactions are covered by an exemption from the "prohibited transactions" provisions of ERISA and the IRC.

(10) Nonexempt Transaction

As reported on Schedule 1, during the year ended December 31, 2002, certain Plan contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and Company. The Company provided to the Plan additional contributions of earnings to participants of $15,326 to correct these oversights.

(11) Subsequent Events

On May 22, 2003, the Plan was amended to suspend participation and any future contributions or Company matching for any periods on or after June 1, 2003. Furthermore, the Plan was amended to provide that new loans will not be granted on or after June 1, 2003 and provisions were added for an extension of the grace period for repayment of outstanding loans.

In conjunction with the reorganization of the Company, the board of directors of the Company voted on May 20, 2003 to terminate the Plan effective August 31, 2003 and to liquidate and distribute all Plan assets to participants or their beneficiaries. The Plan was also amended to remove all forms of payment other than lump sum distributions and direct rollovers effective August 31, 2003. The Plan was amended to provide that the benefits payable as a result of the termination of the Plan to participants and beneficiaries who cannot be located shall be deposited in an interest-bearing account established in the participants or beneficiary's name with Connecticut General Life Insurance Company.

Effective May 31, 2003, the Plan was amended to decrease the minimum number of Committee members from three to two members, and subsequently to a single member.

On June 9, 2003, in connection with the bankruptcy reorganization, all shares of Encompass Services Corporation stock held by the Plan were cancelled, and accordingly converted to zero value and removed from the accounts of effected participants.

In addition, during 2003, account balances of employees of companies that were sold who had participated in the Plan, were transferred to a plan sponsored by the acquiring companies.

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to Plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value	Amount loaned	Interest incurred on loans
Encompass Services Corporation	Plan sponsor	Lending of monies from the Plan to the Plan sponsor (employee contributions and loan repayments not timely remitted to the Plan) as follows:		
		Deemed loan dated March 21, 2001, maturity January 29, 2002, at actual interest rates during the period outstanding	$ 576	1 (a)
		Deemed loan dated April 20, 2001, maturity January 29, 2002, at actual interest rates during the period outstanding	865	—
		Deemed loan dated April 20, 2001, maturity February 6, 2002, at actual interest rates during the period outstanding	865	10 (b)
		Deemed loan dated May 21, 2001, maturity January 29, 2002, at actual interest rates during the period outstanding	622	—
		Deemed loan dated June 21, 2001, maturity January 29, 2002, at actual interest rates during the period outstanding	576	—
		Deemed loan dated June 21, 2001, maturity July 12, 2002, at actual interest rates during the period outstanding	503	—
		Deemed loan dated June 23, 2001, maturity January 29, 2002, at actual interest rates during the period outstanding	681	—
		Deemed loan dated July 23, 2001, maturity May 3, 2002 at actual interest rates during the period outstanding	132	5 (a)
		Deemed loan dated August 21, 2001, maturity January 29, 2002, at actual interest rates during the period outstanding	432	2 (a)
		Deemed loan dated August 21, 2001, maturity May 3, 2002, at actual interest rates during the period outstanding	726	26 (a)
		Deemed loan dated September 24, 2001, maturity January 29, 2002, at actual interest rates during the period outstanding	4,270	370 (a)
		Deemed loan dated September 24, 2001, maturity May 3, 2002, at actual interest rates during the period outstanding	1,320	41 (a)

(Continued)

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to Plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value	Amount loaned	Interest incurred on loans	
		Deemed loan dated October 22, 2001, maturity March 12, 2002, at actual interest rates during the period outstanding	$ 10,425	241	(b)
		Deemed loan dated October 22, 2001, maturity May 3, 2002, at actual interest rates during the period outstanding	1,288	35	(a)
		Deemed loan dated November 22, 2001, maturity January 29, 2002, at actual interest rates during the period outstanding	12,283	212	(a)
		Deemed loan dated November 22, 2001, maturity May 3, 2002, at actual interest rates during the period outstanding	781	17	(b)
		Deemed loan dated November 22, 2001, maturity August 20, 2002, at actual interest rates during the period outstanding	99	—	
		Deemed loan dated December 21, 2001, maturity January 2, 2002, at actual interest rates during the period outstanding	265	3	(a)
		Deemed loan dated December 21, 2001, maturity January 11, 2002, at actual interest rates during the period outstanding	331	1	(b)
		Deemed loan dated December 21, 2001, maturity May 3, 2002, at actual interest rates during the period outstanding	1,425	25	(a)
		Deemed loan dated December 21, 2001, maturity August 20, 2002, at actual interest rates during the period outstanding	87	—	
		Deemed loan dated January 23, 2002, maturity April 12, 2002, at actual interest rates during the period outstanding	14,820	72	(b)
		Deemed loan dated January 23, 2002, maturity May 3, 2002, at actual interest rates during the period outstanding	1,081	15	(a)
		Deemed loan dated January 23, 2002, maturity July 12, 2002, at actual interest rates during the period outstanding	736	1	(a)
		Deemed loan dated January 23, 2002, maturity August 20, 2002, at actual interest rates during the period outstanding	89	—	
		Deemed loan dated January 23, 2002, maturity November 13, 2002, at actual interest rates during the period outstanding	52	—	
		Deemed loan dated February 22, 2002, maturity May 14, 2002, at actual interest rates during the period outstanding	1,938	66	(a)

(Continued)

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to Plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value		Amount loaned	Interest incurred on loans	
		Deemed loan dated February 22, 2002, maturity March 19, 2002, at actual interest rates during the period outstanding	$	110	—	
		Deemed loan dated February 22, 2002, maturity May 3, 2002, at actual interest rates during the period outstanding		1,015	4	(b)
		Deemed loan dated February 22, 2002, maturity June 3, 2002, at actual interest rates during the period outstanding		173	1	(a)
		Deemed loan dated February 22, 2002, maturity June 18, 2002, at actual interest rates during the period outstanding		62	1	(a)
		Deemed loan dated February 22, 2002, maturity August 27, 2002, at actual interest rates during the period outstanding		62	2	(a)
		Deemed loan dated February 22, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding		254	—	
		Deemed loan dated February 22, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding		152	6	(b)
		Deemed loan dated March 11, 2002, maturity April 2, 2002, with interest at 0.28%		758,742	2,147	(c)
		Deemed loan dated March 15, 2002, maturity April 2, 2002, with interest at 0.23%		572,285	1,325	(c)
		Deemed loan dated March 21, 2002, maturity April 5, 2002, at actual interest rates during the period outstanding		16,154	561	(b)
		Deemed loan dated March 21, 2002, maturity April 12, 2002, at actual interest rates during the period outstanding		4,298	133	(b)
		Deemed loan dated March 21, 2002, maturity May 3, 2002, at actual interest rates during the period outstanding		2,088	13	(b)
		Deemed loan dated March 21, 2002, maturity May 14, 2002, at actual interest rates during the period outstanding		1,180	—	
		Deemed loan dated March 21, 2002, maturity May 30, 2002, at actual interest rates during the period outstanding		460	6	(a)
		Deemed loan dated March 21, 2002, maturity June 3, 2002, at actual interest rates during the period outstanding		11,668	48	(a)

(Continued)

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to Plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value	Amount loaned	Interest incurred on loans
		Deemed loan dated March 21, 2002, maturity June 12, 2002, at actual interest rates during the period outstanding	$ 1	—
		Deemed loan dated March 21, 2002, maturity July 12, 2002, at actual interest rates during the period outstanding	128	—
		Deemed loan dated March 21, 2002, maturity August 27, 2002, at actual interest rates during the period outstanding	91	—
		Deemed loan dated March 21, 2002, maturity November 26, 2002, at actual interest rates during the period outstanding	45	3 (a)
		Deemed loan dated March 21, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding	127	3 (b)
		Deemed loan dated March 21, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding	47	2 (b)
		Deemed loan dated March 23, 2002, maturity April 2, 2002, with interest at 0.44%	2,161,165	9,542 (c)
		Deemed loan dated April 19, 2002, maturity May 14, 2002, at actual interest rates during the period outstanding	5,421	3 (a)
		Deemed loan dated April 19, 2002, maturity May 30, 2002, at actual interest rates during the period outstanding	1	—
		Deemed loan dated April 19, 2002, maturity June 3, 2002, at actual interest rates during the period outstanding	14,447	34 (a)
		Deemed loan dated April 19, 2002, maturity June 12, 2002, at actual interest rates during the period outstanding	2	—
		Deemed loan dated April 19, 2002, maturity June 18, 2002, at actual interest rates during the period outstanding	15	—
		Deemed loan dated April 19, 2002, maturity June 27, 2002, at actual interest rates during the period outstanding	42	—
		Deemed loan dated April 19, 2002, maturity August 2, 2002, at actual interest rates during the period outstanding	125	—
		Deemed loan dated April 19, 2002, maturity August 15, 2002, at actual interest rates during the period outstanding	23	—

(Continued)

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to Plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value		Amount loaned	Interest incurred on loans	
		Deemed loan dated April 19, 2002, maturity August 27, 2002, at actual interest rates during the period outstanding	$	125	—	
		Deemed loan dated April 19, 2002, maturity November 21, 2002, at actual interest rates during the period outstanding		315	3	(b)
		Deemed loan dated April 19, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding		260	1	(b)
		Deemed loan dated April 19, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding		89	3	(b)
		Deemed loan dated April 19, 2002, maturity May 3, 2002, at actual interest rates during the period outstanding		1,864	6	(b)
		Deemed loan dated May 21, 2002, maturity May 30, 2002, at actual interest rates during the period outstanding		1,246	—	
		Deemed loan dated May 21, 2002, maturity June 3, 2002, at actual interest rates during the period outstanding		15,875	6	(a)
		Deemed loan dated May 21, 2002, maturity June 12, 2002, at actual interest rates during the period outstanding		1	—	
		Deemed loan dated May 21, 2002, maturity June 27, 2002, at actual interest rates during the period outstanding		398	—	
		Deemed loan dated May 21, 2002, maturity August 27, 2002, at actual interest rates during the period outstanding		84	—	
		Deemed loan dated May 21, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding		264	1	(b)
		Deemed loan dated May 21, 2002, maturity January 9, 2003, at actual interest rates during the period outstanding		2,127	56	(b)
		Deemed loan dated May 21, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding		89	3	(b)
		Deemed loan dated June 21, 2002, maturity August 27, 2002, at actual interest rates during the period outstanding		115	—	
		Deemed loan dated June 21, 2002, maturity September 6, 2002, at actual interest rates during the period outstanding		12	—	

(Continued)

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to Plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value		Amount loaned	Interest incurred on loans	
		Deemed loan dated June 21, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding	$	269	1	(b)
		Deemed loan dated June 21, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding		93	—	
		Deemed loan dated June 21, 2002, maturity April 15, 2003, at actual interest rates during the period outstanding		640	93	(b)
		Deemed loan dated July 22, 2002, maturity August 27, 2002, at actual interest rates during the period outstanding		125	5	(a)
		Deemed loan dated July 22, 2002, maturity September 6, 2002, at actual interest rates during the period outstanding		14	—	
		Deemed loan dated July 22, 2002, maturity September 13, 2002, at actual interest rates during the period outstanding		538	11	(a)
		Deemed loan dated July 22, 2002, maturity November 13, 2002, at actual interest rates during the period outstanding		913	1	(b)
		Deemed loan dated July 22, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding		263	—	
		Deemed loan dated July 22, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding		88	2	(b)
		Deemed loan dated August 21, 2002, maturity August 27, 2002, at actual interest rates during the period outstanding		101	—	
		Deemed loan dated August 21, 2002, maturity September 4, 2002, at actual interest rates during the period outstanding		2,637	—	
		Deemed loan dated August 21, 2002, maturity November 19, 2002, at actual interest rates during the period outstanding		252	3	(b)
		Deemed loan dated August 21, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding		257	12	(b)
		Deemed loan dated August 21, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding		91	2	(b)
		Deemed loan dated September 23, 2002, maturity September 27, 2002, at actual interest rates during the period outstanding		39	—	

(Continued)

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to Plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value		Amount loaned	Interest incurred on loans	
		Deemed loan dated September 23, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding	$	309	1	
		Deemed loan dated September 23, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding		91	1	(b)
		Deemed loan dated September 23, 2002, maturity April 15, 2003, at actual interest rates during the period outstanding		8	—	
		Deemed loan dated October 22, 2002, maturity October 23, 2002, at actual interest rates during the period outstanding		1,272	6	(b)
		Deemed loan dated October 22, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding		655	13	(b)
		Deemed loan dated October 22, 2002, maturity January 9, 2003, at actual interest rates during the period outstanding		15	—	
		Deemed loan dated October 22, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding		91	1	(b)
		Deemed loan dated October 22, 2002, maturity April 15, 2003, at actual interest rates during the period outstanding		122	2	(b)
		Deemed loan dated November 22, 2002, maturity July 12, 2002, at actual interest rates during the period outstanding		569	13	(a)
		Deemed loan dated November 22, 2002, maturity December 12, 2002, at actual interest rates during the period outstanding		1,888	1	(b)
		Deemed loan dated November 22, 2002, maturity December 16, 2002, at actual interest rates during the period outstanding		251	1	(b)
		Deemed loan dated November 22, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding		719	7	(b)
		Deemed loan dated November 22, 2002, maturity January 10, 2003, at actual interest rates during the period outstanding		96	1	(b)
		Deemed loan dated December 20, 2002, maturity December 30, 2002, at actual interest rates during the period outstanding		548	2	(b)

(Continued)

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2002

Identity of party involved	Relationship to Plan, employer, or other party in interest	Description of transactions, including maturity date, rate of interest, collateral, and maturity value		Amount loaned	Interest incurred on loans	
		Deemed loan dated December 20, 2002, maturity January 13, 2003, at actual interest rates during the period outstanding	$	5,186	69	(b)
		Deemed loan dated December 20, 2002, maturity July 12, 2002, at actual interest rates during the period outstanding		900	22	(a)

(a) Interest incurred was remitted to the Plan during 2002.

(b) Interest incurred was remitted to the Plan during 2003.

(c) Interest incurred was remitted to the Plan on April 2, 2002.

See accompanying independent auditors' report.

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issue, borrower, lessor, or similar party	Description of investment		Current value
*Connecticut General Life Insurance	CIGNA Direct Fund	$	1,146,266
*Connecticut General Life Insurance	CIGNA Guaranteed Income Fund		98,882,390
*Connecticut General Life Insurance	CIGNA Lifetime 20		3,623,955
*Connecticut General Life Insurance	CIGNA Lifetime 30		5,357,561
*Connecticut General Life Insurance	CIGNA Lifetime 40		11,224,441
*Connecticut General Life Insurance	CIGNA Lifetime 50		2,650,711
*Connecticut General Life Insurance	CIGNA Lifetime 60		886,252
*National Financial Services Corp.	Encompass Services Corporation – Common stock		17,952
*Connecticut General Life Insurance	Goldman Sachs Large Cap Growth Fund		24,711,786
*Connecticut General Life Insurance	Growth & Income/Multi-Manager Fund		13,248,559
*Connecticut General Life Insurance	INVESCO Dynamics Account		16,411,745
*Connecticut General Life Insurance	INVESCO Technology Account – Investor Class		718,747
*Connecticut General Life Insurance	Janus Worldwide Account		18,019,712
*Connecticut General Life Insurance	Large Cap Value/John A. Levin & Co. Fund		2,463,953
*Connecticut General Life Insurance	Small Cap Growth Times Square Fund		6,086,878
*Connecticut General Life Insurance	Small Cap Value/Berger Fund		9,575,930
*Connecticut General Life Insurance	State Street Global Advisor Intermediate Bond Account		16,570,599
*Connecticut General Life Insurance	S&P 500 Index Fund		8,011,271
*Connecticut General Life Insurance	Transaction Account, interest bearing cash		5,430
*Participant loans	Interest rates between 5.25% to 11.50%		7,882,419
		$	247,496,557

*Indicates party-in-interest transactions.

See accompanying independent auditors' report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Encompass 401(k) Fiduciary Plan Committee, the administrator of the Encompass 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ENCOMPASS 401(K) SAVINGS AND RETIREMENT PLAN



Name: Todd A. Matherne
Title: President and Disbursing Agent

Date: June 27, 2003

Exhibit 23.1

Index to Exhibit

The following documents are filed as part of this report.

Exhibit Number	Description
99.1	Certification Pursuant to 18 U.S.C. Section 1350

Exhibit 99.1

ENCOMPASS 401(k) SAVINGS AND RETIREMENT PLAN

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of the Encompass 401(k) Savings and Retirement Plan (the Plan) on Form 11k as filed with the Securities and Exchange Commission (the Report), I, Todd A. Matherne, President and Disbursing Agent of Encompass Services Corporation, certify, pursuant to 18 U.S.C. S1350, as adopted pursuant to S 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

A. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

B. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as ofand for the period covered by the Report.



Todd A. Matherne
President and Disbursing Agent
June 27, 2003